APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Sandy Buns LLC
Income Statement - unaudited
For the periods ended 12/31/2021

	Current Period 1/1/2021 to 12/31/2021
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	-

OPERATING PROFIT (LOSS)	-
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	**$ -**

Sandy Buns LLC
Balance Sheet - unaudited
For the period ended 6/31/2021

	Current Period 6/31/2021
ASSETS	
Current Assets:	
Cash	$ 15,000.00
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	15,000.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-

TOTAL ASSETS	**$ 15,000.00**
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	15,000.00
Opening Retained Earnings	-
Dividends Paid/Owner's Draw	-
Net Income (Loss)	-
Total Equity	15,000.00
TOTAL LIABILITIES & EQUITY	**$ 15,000.00**
Balance Sheet Check	-

I, Kirsten Houghton, certify that:

1. The financial statements of Sandy Buns LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Sandy Buns LLC has not been included in this Form as Sandy Buns LLC was formed on 07/19/2021 and has not filed a tax return to date.

Signature Kirsten Houghton

Name: Kirsten Houghton

Title: Director of Operations